Exhibit 99.1

Dear Investor:

We are writing to share news regarding your investment in Cottonwood Multifamily REIT II, Inc. (“CMRII”) On January 26th, CMRII entered into a definitive merger agreement pursuant to which Cottonwood Communities, Inc. (“CCI”) would acquire CMRII. In addition to this agreement, CCI also entered into merger agreements to acquire Cottonwood Residential II, Inc. (“CRII”) and Cottonwood Multifamily REIT I (“CMRI”) in separate stock-for-stock transactions (the “Mergers”). If all of the Mergers are completed as contemplated by the agreements, the transactions will create a single $1.5 billion1 REIT focused solely on the multifamily sector.

We believe these transformative transactions will lead to long-term value creation for all equity holders of the combined companies. If approved by stockholders and unitholders of the merging companies, the Mergers will combine four high-quality portfolios of multifamily apartment communities and other real estate-related investments located predominantly in growth markets across the United States. The combined portfolio will consist of 34 multifamily investments across 12 states which have an average age of 18 years, weighted average effective rents of $1,377 per month, and 94.9% occupancy as of December 31, 2020.2 The combined company is expected to (1) generate savings from improved scale and operating efficiencies, (2) enhance the geographic diversification of the REITs, and (3) expand its access to capital to pursue potential accretive investments.

Further, as a result of CCI’s merger with CRII, the affiliated property manager of CRII, which currently manages over 13,000 units, including approximately 8,600 for Cottonwood affiliates, will become wholly owned by CCI.

Key terms of the transaction being presented to stockholders/unitholders for consideration and approval include the following:

-	Each share of CMRII will be converted into the right to receive 1.072 shares of Class A common stock of CCI.

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Each share of CRII will be converted into the right to receive 2.015 shares of Class A common stock of CCI. Each unitholder of CROP, as the surviving operating partnership, will hold the economic equivalent to 2.015 shares of common stock of CCI.[3]

-	Each share of CMRI will be converted into the right to receive 1.175 shares of Class A common stock of CCI.

In conjunction with the Mergers, CCI expects to reclassify shares of its common stock and amend the plan of distribution for its current offering. In addition, the board of directors of CCI expects to adopt amendments to its share repurchase program (the “SRP”).  These amendments are expected to increase the number of shares that can be redeemed under the SRP from an annual limit of 5% of shares outstanding in the prior calendar year to a quarterly limit of 5% of the Net Asset Value (“NAV”) of all outstanding shares of CCI in the prior calendar quarter; create a repurchase pricing schedule for its new classes of shares that permits holders to be redeemed at NAV following a one-year hold period; and amend the repurchase pricing schedule for holders of Class A and Class T shares, which is currently structured so that shares are repurchased at an increased percentage of NAV from 85% to a maximum of 95% depending on the hold period of the shares to permit redemption at a maximum of 100% of NAV after a five-year hold period.

These announcements follow a transaction process negotiated by four separate transaction committees. The committees of each of the four REITs were composed exclusively of directors independent of management and supported by separate legal counsel and independent financial advisors. The boards of directors of all REITs have approved the Mergers upon the recommendation of their respective committees.

1 Based on the total assets on the pro forma balance sheet of the combined companies.
2 Age, effective rent and occupancy metrics represent the combined 24 stabilized multifamily communities owned by the combined companies as of December 31, 2020.  The stabilized communities represent 71% of the total units of the combined companies.
3 In addition to the shares of CCI that holders of CRII will receive, it is anticipated that each CRII stockholder, along with CROP unitholders, will also receive a distribution from CROP of a note receivable that will be paid ratably over 10 years to the holders of CRII, subject to repayment rights. If the note distribution is not consummated prior to closing each share of CRII will be converted to 2.100 shares of CCI Class A common stock.

We expect the transactions to close in the second or third quarter of 2021, subject to certain standard closing conditions, including the approval of the Mergers by a majority of the CMRI and CMRII stockholders, as well as a majority of the disinterested CROP unitholders. The Mergers are expected to close in the second or third quarter of 2021 but are not conditioned on the consummation of each other. however, under certain circumstances, CMRI and CMRII may opt not to close if the CRII merger does not occur. Following the closing of all Mergers, continuing common stockholders of CCI, and former common stockholders of CRII, CMRI and CMRII, and continuing holders of CROP common limited partner interests are expected to own approximately 22.5%, 0.8%, 10.6%, 9.6% and 56.5%, respectively, of the common ownership interest in CROP, the surviving operating partnership for CCI. Additionally, former CRII preferred stockholders and current CCI preferred stockholders (through CCI’s preferred ownership in CROP) will remain as part of the capitalization of the combined companies.

CMRII expects to pay ordinary distributions at the current rates during the period between signing the merger agreements and closing the merger. On a post-merger basis, CCI expects to continue distributions, which are currently $0.50 per share annually.

Assuming a $0.50 per share distribution level at CCI:

-	Each share of CMRII would receive the equivalent of $0.536 per annum per current share held in CMRII (relative to the current distribution rate of $0.525 per annum per current share).

Distributions are not guaranteed and are subject to market factors and company performance on a go-forward basis.4 Stockholders seeking additional information should read the Current Report on Form 1-U filed by CMRII and the Current Report on Form 8-K filed by CCI with the Securities and Exchange Commission on February 1, 2021, including the Investor Presentation filed as an exhibit thereto. CMRII’s Current Report on Form 1-U and CCI’s Current Report on Form 8-K can be found at www.sec.gov.

On behalf of the Transaction Committee, the Board and our management team, we thank you for your support. We are thrilled with this strategic merger and eager for the opportunities ahead as we seek to grow the portfolio and create enhanced long-term value for our equity holders.

Sincerely,

Daniel Shaeffer

Chairman – Cottonwood Communities, Cottonwood Multifamily REIT I and Cottonwood Multifamily REIT II

CEO – Cottonwood Residential

4 Distributions paid by CCI through December 31, 2020, including distributions reinvested through our distribution reinvestment plan, have been funded in part with offering proceeds. Distributions funded from sources other than our cash flow from operations will result in dilution to subsequent investors, reduced funds available for investment in assets and may reduce the overall return to our stockholders. For the year ended December 31, 2019, CCI funded its total distributions paid, which includes net cash distributions and distributions reinvested by stockholders, with $384,310 prior period cash provided by operating activities and $1,619,765 of offering proceeds.  For the nine months ended September 30, 2020, CCI funded its total distributions paid, which includes net cash distributions and distributions reinvested by stockholders, with $571,878 prior period cash provided by operating activities and $3,230,261 of offering proceeds.

ADDITIONAL INFORMATION ABOUT THE MERGERS

In connection with the proposed CMRI merger, the CMRII merger and the CRII merger, CCI will prepare and file with the SEC three registration statements on Form S-4 that will include a proxy statement or information statement of CMRI, CMRII or CRII, as applicable, and will constitute a prospectus of CCI. Each proxy statement and prospectus will be mailed to CMRI, CMRII and CRII’s stockholders, as applicable, and each will contain important information about the applicable Merger and related matters.  This communication is not a substitute for the applicable registration statement, the proxy statement and prospectus and/or the information statement and prospectus or any other documents that will be made available to the stockholders of each of CMRI, CMRII and CRII. INVESTORS ARE URGED TO READ THE APPLICABLE PROXY STATEMENT AND PROSPECTUS OR INFORMATION STATEMENT AND PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY CCI, CMRI AND CMRII WITH THE SEC OR OTHERWISE DISTRIBUTED, CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CCI, CMRI, CMRII, CRII AND THE PROPOSED MERGERS. Investors and stockholders of CCI, CMRI, CMRII and CRII may obtain free copies of the applicable registration statement, the applicable proxy statement and prospectus or information statement and prospectus, and other relevant documents filed by CCI with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGERS

CCI, CMRI, CMRII and CRII and their respective directors and officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed Mergers. Information regarding CCI’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on March 25, 2020 and its proxy statement filed with the SEC on August 18, 2020 in connection with its 2020 annual meeting of stockholders; information regarding CMRI’s directors and executive officers is available in its Annual Report on Form 1-K filed with the SEC on April 29, 2020; and information regarding CMRII’s directors and executive officers is available in its Annual Report on Form 1-K filed with the SEC on April 29, 2020. Certain directors and executive officers of CCI and/or CMRI and/or CMRII and/or CRII and other persons may have direct or indirect interests in the Mergers due to securities holdings, pre-existing or future indemnification arrangements and rights to severance payments and/or retention bonuses depending on the effect of the Mergers on their employment status. If and to the extent that any of the participants will receive any additional benefits in connection with the Mergers, the details of those benefits will be described in the applicable proxy statement and prospectus or information statement and prospectus relating to the applicable Merger. Investors and security holders may obtain additional information regarding the direct and indirect interests of CCI, CMRI, CMRII and CRII and their respective executive officers and directors in the applicable Merger by reading the applicable proxy statement and prospectus or information statement and prospectus when it becomes available.  These documents are available free of charge on the SEC’s website and from CCI, CMRI and CMRII, as applicable, using the sources indicated above.

FORWARD LOOKING STATEMENTS

This letter contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provisions of such statutes. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; no assurance can be given that these expectations will be attained. Factors that could cause actual results to differ materially from these expectations include, but are not limited to, the risk that the proposed Mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreements; the inability of CMRI or CMRII to obtain stockholder approval and CROP to obtain limited partner approval of the applicable proposed transaction or the failure to satisfy the other conditions to completion of the applicable Merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed Mergers; the potential adverse impact of the ongoing COVID-19 pandemic and the effect of related measures put in place to help control the spread of the virus on the operations of the REITs and their tenants, which impact remains uncertain; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of CCI, CMRI, CMRII and CRII; and other factors, including those set forth in the Risk Factors section of CCI’s prospectus for its initial public offering, as amended and supplemented to date, as filed with the SEC, copies of which are available on the SEC’s website, www.sec.gov. CCI, CMRI and CMRII undertake no obligation to update these statements for revisions or changes after the date of this communication, except as required by law.